FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: June 2, 2005
	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact

SHAREHOLDERS MEETING APPROVES TERMINATION OF

AMERICAN DEPOSITARY RECEIPTS PROGRAM

— By Vote of 99.85% of the Company’s Shares —

FOR IMMEDIATE DISTRIBUTION

Mexico City, June 1, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish-language television programming in the world, announced that the Extraordinary Shareholders’ Meeting held today approved, by the vote of 99.85% of the Company’s shares represented by minority shareholders and Ricardo B. Salinas, to terminate the American Depositary Receipts (ADRs) program that the Company has in the United States, listed on the New York Stock Exchange (NYSE).

The Shareholders’ Meeting made the decision after an analysis and discussion of the costs and benefits of continuing with the ADR program in the capital markets of the United States.

The shareholders considered that the Mexican capital and debt markets have become a robust source of financing in pesos, with considerable levels of liquidity for investors. The shareholders also anticipated that future investment plans of the Company will be financed through the generation of its own cash flow and if necessary through local debt markets.

At the same time, it was noted that interested parties that are legally able, may continue to invest in the Company through shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores (BMV)). The company considers that the Mexican Stock Exchange has an index that reflects the macroeconomic stability and economic growth of the country, and has a legal framework with the purpose of protecting all shareholders.

In order to implement the Shareholders’ Meeting resolution, the Company will immediately take the following actions: i) notify the NYSE and The Bank of New York (BONY) of the termination of the ADR program, ii) amend the Deposit Agreement to reduce to 60 days the period for exchanging ADRs for CPOs, of which BONY should notify the ADR holders, and iii) amend the Company’s Form F-6 (registration of ADRs) to reduce the number of ADRs to zero.

The trading of the ADRs in the United States shall continue for the next 30 days from the date on which BONY notifies the termination of the Deposit Agreement to ADR holders. During such period, ADR holders may exchange ADRs for CPOs that are listed on the BMV.

After the 30-day period, the NYSE will suspend trading of the ADRs in the United States. It is anticipated that the NYSE will request the delisting of the ADRs with the United States Securities and Exchange Commission (SEC), and the ADR holders will have 60 days to exchange their ADRs for CPOs that are traded on the BMV.

ADR holders that wish to exchange their ADRs for CPOs should request that their brokers or dealers in the United States perform all acts necessary so that the CPOs received pursuant to the exchange are held by a securities intermediary in Mexico.

Upon the expiration of the 60-day period, BONY will be entitled to sell the remaining CPOs, corresponding to ADRs that were not surrendered, in the BMV and distribute the proceeds of the sale to holders.

In the event that there are less than 300 United States resident shareholders in the future, the Company could request the cancellation of its securities registry in the United States. In this case, TV Azteca would cease to have reporting obligations with SEC and realize a substantial cost savings related to this registry. The Company noted that the registration with the SEC and the listing with the NYSE are separate and independent events.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Daniel McCosh

+ 52 (55) 1720 0059

dmccosh@tvazteca.com.mx

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